UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Crimson Wine Group, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

22662X100
(CUSIP Number)

John D. Cumming c/o Crimson Wine Group, Ltd. 2700 Napa Valley Corporate Drive, Suite B Napa, California 94558 (800) 486-0503	Teton Holdings Corporation CCS PO Box 4902 Jackson, WY 83001 (307) 734-0708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662X100
1	Names of Reporting Persons John D. Cumming
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 579,547
	8	Shared Voting Power 2,438,314
	9	Sole Dispositive Power 579,547
	10	Shared Dispositive Power 2,438,314
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,017,861
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.0%
14	Type of Reporting Person IN

4813-4061-0743.6

CUSIP No. 22662X100
1	Names of Reporting Persons The Ian M. Cumming Charitable Lead Annuity Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,410,828
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,410,828
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,410,828
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person OO

CUSIP No. 22662X100
1	Names of Reporting Persons Teton Holdings Corporation CCS
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,410,828
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,410,828
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,410,828
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person OO

CUSIP No. 22662X100
1	Names of Reporting Persons David Cumming
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,438,314
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,438,314
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,314
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person IN

CUSIP No. 22662X100
1	Names of Reporting Persons Estate of Ian M. Cumming
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

This Amendment No. 1 amends and supplements that certain Statement on Schedule 13D (the “Schedule 13D”) filed on May 23, 2018 by (i) John D. Cumming, individually and as Personal Representative of the Estate of Ian M. Cumming, and (ii) the Estate of Ian M. Cumming (the “Estate), with respect to the common stock, $0.01 per share par value (the “Common Stock”), of Crimson Wine Group, Ltd., a Delaware corporation (the “Company”).
On December 31, 2019, the Estate transferred by gift 2,410,828 shares of Common Stock to The Ian M. Cumming Charitable Lead Annuity Trust (the “CLAT”) and, as a result, the Estate no longer owns any shares of Common Stock. On April 15, 2020, Teton Holdings Corporation CCS (“Teton”) was appointed as trustee of the CLAT. Each of John D. Cumming and David Cumming owns a 50% interest in Teton and serves as a member of the board of directors and as a member of the investment committee of Teton. Additionally, each of John D. Cumming and David Cumming holds a remainder interest in the CLAT. Accordingly, this Amendment No. 1 is being filed to remove the Estate as a reporting person to the Schedule 13D and to add each of the CLAT, Teton and David Cumming as reporting persons to the Schedule 13D.
Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a) The persons filing this Schedule 13D are (i) John D. Cumming, (ii) The Ian M. Cumming Charitable Lead Annuity Trust (the “CLAT”), (iii) Teton Holdings Corporation CCS (“Teton”) and (iv) David Cumming (collectively, the “Reporting Persons”).
(b) John D. Cumming’s business address is 1794 Olympic Parkway, Suite 210, Park City, UT 84098.
The CLAT’s business address is PO Box 4902, Jackson, WY 83001.
Teton’s business address is PO Box 4902, Jackson, WY 83001.
David Cumming’s business address is 1794 Olympic Parkway, Suite 210, Park City, UT 84098.
(c) John D. Cumming is the founder and Executive Chairman of POWDR Corp. (“POWDR”), a private ski resort and summer camp operating company. In addition to leading POWDR, John D. Cumming holds positions in related fields, including Chairman of Snowbird Holdings LLC, Chairman of Outside TV, U.S. Ski & Snowboard Foundation Trustee and Chairman of Cumming Investment Company, also known as American Investment Company, a family-owned investment company with diversified holdings. POWDR’s principal address is 1794 Olympic Parkway, Suite 210, Park City, UT 84098.
The CLAT was created as a charitable lead annuity trust.
Teton was created as a private trust company to serve as the trustee of one or more family trusts.
David Cumming serves as the Treasurer of POWDR.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) John D. Cumming and David Cumming are citizens of the United States.
The CLAT was created under the laws of the State of Wyoming.
Teton was incorporated under the laws of the State of Wyoming.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
On December 31, 2019 (the “Transfer Date”), the Estate transferred by gift 2,410,828 shares of Common Stock to the CLAT and, as a result, the Estate no longer owns any shares of Common Stock. On April 15, 2020, Teton was appointed as trustee of the CLAT. Each of John D. Cumming and David Cumming owns a 50% interest in Teton and serves as a member of the board of directors and as a member of the investment committee of Teton. Additionally, each of John D. Cumming and David Cumming holds a remainder interest in the CLAT.
        The Reporting Persons may, in the future, from time to time, acquire or dispose of additional Common Stock in private transactions, open market transactions or otherwise.  Except as discussed in this Schedule 13D, the Reporting Persons do not have any present plan or intention that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) – (b) The percentage of shares owned is based upon 23,243,476 shares of Common Stock issued and outstanding as of August 3, 2020 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 7, 2020. As of the date of this filing, the Reporting Persons beneficially own the following shares of Common Stock:
(i)John D. Cumming beneficially owns 3,017,861 shares of Common Stock, representing 13.0% of the issued and outstanding Common Stock. As a member of the investment committee of Teton, John D. Cumming has shared voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT.  John D. Cumming also has shared voting and dispositive power over 27,486 shares of Common Stock held by the Cumming Foundation, a private charitable foundation, of which he serves as a trustee. John D. Cumming directly owns 579,547 shares of Common Stock and has sole voting and dispositive power over such shares. John D. Cumming disclaims any excess of his pecuniary interest in the 2,410,828 shares of Common Stock held by the CLAT and disclaims a pecuniary interest in the 27,486 shares of Common Stock held by the Cumming Foundation, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
(ii)The CLAT beneficially owns 2,410,828 shares of Common Stock, representing approximately 10.4% of the issued and outstanding Common Stock. The CLAT has sole voting and dispositive power over such shares of Common Stock.

(iii)Teton, as the trustee of the CLAT, beneficially owns 2,410,828 shares of Common Stock, representing 10.4% of the issued and outstanding Common Stock. As the trustee of the CLAT, Teton has sole voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT.
(iv)David Cumming beneficially owns 2,438,314 shares of Common Stock, representing 10.5% of the issued and outstanding Common Stock. As a member of the investment committee of Teton, David Cumming has shared voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT.  David Cumming also has shared voting and dispositive power over 27,486 shares of Common Stock held by the Cumming Foundation, a private charitable foundation, of which he serves as a trustee. David Cumming disclaims any excess of his pecuniary interest in the 2,410,828 shares of Common Stock held by the CLAT and disclaims a pecuniary interest in the 27,486 shares of Common Stock held by the Cumming Foundation, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
(c) Except as otherwise described herein, neither the CLAT, Teton nor David Cumming have effected any transactions in Common Stock within 60 days prior to the date of this filing or within 60 days prior to the Transfer Date.
The following table sets forth all of the transactions in Common Stock effected by John D. Cumming within 60 days prior to the date of this filing. All such transactions were purchases of Common Stock on the open market:

Date of Transaction	Amount of Securities	Price Per Share
August 24, 2020	3,740	$5.80*
August 21, 2020	14,900	$5.79*
August 20, 2020	2,100	$5.80*
August 19, 2020	3,750	$5.80*
August 18, 2020	50,250	$5.60*
August 17, 2020	5,000	$5.55*
August 14, 2020	9,000	$5.44*
________________
* Weighted average price

The following table sets forth all of the transactions in Common Stock effected by John D. Cumming within 60 days prior to the Transfer Date. All such transactions were purchases of Common Stock on the open market:

Date of Transaction	Amount of Securities	Price Per Share
December 31, 2019	3,200	$7.24*
December 30, 2019	2,945	$7.05*
December 27, 2019	2,800	$7.02*
December 26, 2019	3,852	$6.98*
December 24, 2019	1,700	$6.92*
December 23, 2019	3,300	$6.89*
December 16, 2019	10,765	$6.79*
December 13, 2019	9,020	$6.81*
________________
* Weighted average price
        (d) None.
        (e) As a result of the gift transfer described in Item 4 of this Schedule 13D, the Estate ceased to be the beneficial owner of more than 5% of the Common Stock on December 31, 2019.
Item 7. Material to be Filed as Exhibits.
Exhibit 1. Joint Filing Agreement of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 9/18/2020

By:  /s/ John D. Cumming
John D. Cumming

By:  /s/ David Cumming
David Cumming

Estate of Ian M. Cumming

By: /s/ John D. Cumming
John D. Cumming, as Personal Representative of the Estate of Ian M. Cumming

The Ian M. Cumming Charitable Lead Annuity Trust
By: Teton Holdings Corporation CCS, its trustee

By: /s/ Catherine Handley
        Catherine Handley, as Trust Committee Member

Teton Holdings Corporation CCS

By: /s/ Catherine Handley
Catherine Handley, as Trust Committee Member

Exhibit 1
JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned parties hereby agrees to file jointly the Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the acquisition or disposition of common stock, $0.01 par value per share (the “Common Stock”), of Crimson Wine Group, Ltd., a Delaware corporation (the “Company”).

        Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: 9/18/2020

By:  /s/ John D. Cumming
John D. Cumming

By:  /s/ David Cumming
David Cumming

Estate of Ian M. Cumming

By: /s/ John D. Cumming
John D. Cumming, as Personal Representative of the Estate of Ian M. Cumming

The Ian M. Cumming Charitable Lead Annuity Trust
By: Teton Holdings Corporation CCS, its trustee

By: /s/ Catherine Handley
        Catherine Handley, as Trust Committee Member

Teton Holdings Corporation CCS

By: /s/ Catherine Handley
Catherine Handley, as Trust Committee Member